UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 25, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MAJOR TRANSACTION

IN RELATION TO AIRCRAFT PURCHASE

25 August 2022

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Aircraft”	means 100 new A320NEO series aircraft

“Aircraft Purchase”	means the purchase of Aircraft pursuant to the Aircraft Purchase Agreement

“Aircraft Purchase Agreement”	means the agreement entered into on 1 July 2022 by the Company (as purchaser) with Airbus SAS (as seller) regarding the purchase of 100 brand new A320NEO series aircraft

“Airbus SAS”	means Airbus S.A.S., a company incorporated in Toulouse, France

“Announcement”	means the announcement of the Company dated 1 July 2022 in relation to the Aircraft Purchase

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	means the board of directors of the Company

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling Shareholder

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consideration”	the actual aggregate value of the consideration payable by the Company to Airbus SAS for purchasing the Aircraft pursuant to the Aircraft Purchase Agreement (taking into account the price concessions)

“controlling Shareholder”	has the meaning ascribed to it under the Listing Rules

“COVID-19”	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization

“Director(s)”	means the director(s) of the Company

“EGM”	means the extraordinary general meeting of the Company to be convened prior to 31 December 2022 to consider, and if thought fit, approve (among others) the Aircraft Purchase

DEFINITIONS

“Group”	means the Company and its subsidiaries

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	means 17 August 2022, being the latest practicable date of ascertaining certain information included herein before the printing of this circular

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Law of Hong Kong)

“Shareholder(s)”	means the shareholder(s) of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“USD”	means United States dollar, the lawful currency of the United States of America

“%”	means per cent.

For the purpose of illustration only, conversion of USD into RMB in this circular is based on the exchange rate of USD1.00 to RMB6.7035. Such conversion should not be construed as a representation that any amount in RMB or USD has been, could have been, or may be, exchanged at this or any other rate.

LETTER FROM THE BOARD

Directors:	Legal address:

Li Yangmin (Vice Chairman, President)	66 Airport Street
Tang Bing (Director)	Pudong International Airport
Lin Wanli (Director)	Shanghai
PRC

Cai Hongping (Independent non-executive Director)
Dong Xuebo (Independent non-executive Director)	Head office:
Sun Zheng (Independent non-executive Director)	5/F, Block A2
Lu Xiongwen (Independent non-executive Director)	Northern District, CEA Building
36 Hongxiang 3rd Road
Jiang Jiang (Employee Representative Director)	Minhang District
Shanghai
PRC

Principal place of business in Hong Kong:

Unit D, 19/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

25 August 2022

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION

IN RELATION TO AIRCRAFT PURCHASE

I.	INTRODUCTION

Reference is made to the Announcement of the Company dated 1 July 2022 in relation to, among other things, the Aircraft Purchase.

LETTER FROM THE BOARD

On 1 July 2022, the Company entered into the Aircraft Purchase Agreement with Airbus SAS in Shanghai, the PRC in order to purchase 100 A320NEO series aircraft from Airbus SAS. The Aircraft are scheduled for delivery in batches to the Company from 2024 to 2027 as set out in the paragraph headed “Schedule of delivery and the impacts on the transportation capacity of the Company” under the section headed “AIRCRAFT PURCHASE AGREEMENT” of this circular.

II.	AIRCRAFT PURCHASE AGREEMENT

The principal terms of the Aircraft Purchase Agreement are set out as follows:

Date:	1 July 2022

Counterparties:	(i) the Company (as the purchaser)

(ii) Airbus SAS (as the seller)

To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiries, Airbus SAS and its ultimate beneficial owners are third parties independent of the Company and its connected persons, and are not connected persons of the Company.

Subjects:	The subjects of the Aircraft Purchase are 100 new A320NEO series aircraft.

Consideration:	The aircraft basic price of the 100 Aircraft in aggregate is approximately USD12,796 million (equivalent to approximately RMB85,778 million) based on the relevant price catalogue provided by Airbus SAS in January 2020, which comprises the airframe price, engine price, etc., and is subject to adjustment according to the delivery schedule after calculating based on the formula. The benchmark date of such catalogue price is determined after the consultation between the Airbus SAS and the Company and shall not be changed once determined. Although such catalogue price is not the latest one, it is more favourable for the Company than the later ones taking into consideration the raise in catalogue price due to factors such as inflation. Therefore, the Board is of the opinion that the Consideration under the Aircraft Purchase is fair and reasonable.

LETTER FROM THE BOARD

The number of the Aircraft to be purchased is determined according to the actual needs of the Company in respect of fleet structure, development strategy and route network, as well as the supply capacity of Airbus SAS based on its commercial and production limitations. The 100 Aircraft to be purchased under the Aircraft Purchase are not only to replace the 68 aircraft that are to retire, but also to expand the Company’s fleet structure, thus reserving capacity for future growth of the Company while improving the overall environmental protection of the fleet and fuel economy.

The Aircraft Purchase Agreement was negotiated and entered into in accordance with normal commercial and industrial practices, under which Airbus SAS has granted to the Company substantive price concessions with regard to the Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Consideration is significantly lower than the aircraft basic price of the Aircraft mentioned above.

As the highest applicable percentage ratio calculated by reference to Rule 14.07 of the Listing Rules in respect of the Aircraft Purchase is more than 25% but less than 100%, the Aircraft Purchase constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting, announcement and Shareholders’ approval requirements under the Listing Rules.

In respect of the Aircraft Purchase, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules. Nonetheless, the Company, as the purchaser, is subject to a strict confidentiality obligations under which no disclosure with respect to the actual Consideration shall be made. Any disclosure of the actual Consideration will result in a breach of the Company’s confidentiality obligations and will expose the Company to material litigation risk and irreparable reputation damage, meanwhile it could result in a loss of the price concessions to be granted by Airbus SAS and future purchases. The Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.58(4) and Rule 14.66(4) of the Listing Rules in respect of the disclosure of the Consideration and has obtained such waiver.

LETTER FROM THE BOARD

The Company confirms that the extent of the discount obtained by the Company for the Aircraft Purchase is more favorable than the price concessions granted to the Company in previous similar transactions with Airbus SAS. The price concessions granted to the Company under the Aircraft Purchase Agreement will mainly affect the depreciation of aircraft in the future operating cost of the Company. The Company believes that the price concessions obtained by the Company under the Aircraft Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

Terms of payment:	The Company intends to finance the Aircraft Purchase with its self-owned funds, loans from commercial banks, and proceeds from the issuance of bonds and other financing instruments, all of which are sources of funding available to the Company. As the payment for the Consideration will be made in instalments instead of one- off payment, the Company will comprehensively evaluate the then actual circumstances based on the cash flow and debt structure of the Company, market financing cost, etc. and decide on the most suitable source of funding. As at the date of this circular, the Company has not issued any bonds for the payment of the Consideration. If the Company subsequently decides to make payments through issuance of bonds, it will make announcements in accordance with the Listing Rules. Given that the Company has a good reputation in the capital markets with AAA bond credit rating and relatively sufficient bank credit, the Company is able to obtain funds with competitive financing costs through its own funds and the making use of extensive and smooth direct and indirect financing channels to support its production, operation and future strategic development. Therefore, the Board is of the opinion that the above sources of funding for the Aircraft Purchase are fair and reasonable.

The Consideration of the Aircraft Purchase is paid in instalments, and is expected to have no material impacts on the cash flow and business operation of the Company.

The amount under the Aircraft Purchase shall be settled in USD. The specific method of payment is that the Company makes certain advance payment in instalments upon the agreement taking effect, and the Company then further settles the balance of each Aircraft on the delivery date.

LETTER FROM THE BOARD

Schedule of delivery and the impacts on the transportation capacity of the Company:	The 100 A320NEO series aircraft under this purchase are scheduled for delivery in batches to the Company from 2024 to 2027, of which 28 Aircraft being scheduled for delivery in 2024, 31 Aircraft being scheduled for delivery in 2025, 34 Aircraft being scheduled for delivery in 2026 and 7 Aircraft being scheduled for delivery in 2027. The Company could adjust the specific time of introduction and aircraft model under the transaction based on the market condition and the transportation capacity planning of the Company in the future.

The Company anticipates that during the period for the delivery of the Aircraft introduced (2024–2027), there will be approximately 68 A320 series aircraft retired owing to the maturity of lease, and some of the self- owned aircraft of the Company will also be successively retired due to factors such as aging. Therefore, the 100 Aircraft purchased by the Company will serve as a replacement to some of the existing model of aircraft.

Comparing to aircraft leasing, aircraft purchase allows the Company to obtain the more popular model of aircraft in batches in advance with lower capital cost and guarantee the implementation of the Company’s strategies. The Company will maintain the dynamic stability of the operating lease ratio of the fleet through various ways in the process of the aircraft introduction, and may adjust the actual introduction method for some Aircraft such as sale and lease-back in order to enjoy the higher flexibility.

LETTER FROM THE BOARD

III.	REASONS FOR ENTERING INTO THE AIRCRAFT PURCHASE AGREEMENT AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The COVID-19 pandemic has caused a severe impact on the social and economic development, while afflicting the aviation industry globally. However, our national development is still at the stage of critical strategic development under the 14th Five-Year Plan. With the gradual formation of the new development pattern in which domestic economic cycle plays a leading role while domestic and overseas markets reinforce each other, together with the continuous advancement of regional development strategies of the nation, the fundamental for the stability and long-term development momentum of Chinese economic remains unchanged. With the increase in income per capita and the growth in the scale of middle class, the aviation market of the PRC will maintain its favorable momentum in the long term. According to the 14th

Five-Year Plan for Civil Aviation Development (《「十四五」民用航空發展規劃》) issued by the Civil

Aviation Administration of China, it is anticipated that the number of air travel per capita for residents in the country will increase from 0.47 per annum in 2019 to 0.67 per annum in 2025, reflecting the substantial potential for the growth of the aviation market in the PRC.

Due to our confidence in the future development of civil aviation industry, the Company needs to undertake planning and maintain reserve for the transportation capacity of its fleet in advance. During the delivery of the Aircraft introduced, some of the narrow-body aircraft in the inventory of the Company will be retired successively due to factors such as aging and maturity of the lease, etc. Therefore, the 100 Aircraft purchased by the Company will serve as replacement to some of the existing model of aircraft.

Against the backdrop that the aviation market has not been fully recovered, the Company is in a better position to bargain for more favorable commercial terms for purchasing the Aircraft. Under the Aircraft Purchase, the Company has obtained conditions more favorable than ever in terms of pricing and some other commercial terms.

China has clearly stated the goal to achieve “peak carbon dioxide emissions” by 2030 and to achieve “carbon neutrality” by 2060 (i.e. “dual carbon”). The Company takes this as the guide to promote its comprehensive green transformation. Airlines are principal players of emission reduction in the civil aviation industry, and yet they are limited by many external conditions and only have a few controllable and optional means to reduce emissions. By selecting new generation aircraft to reduce fuel consumption and carbon emissions is one of the relatively more certain and effective approaches. The A320NEO series aircraft acquired by the Company under the Aircraft Purchase is the latest generation of narrow-body aircraft model of Airbus SAS. Through equipping the latest generation of engine in high bypass ratio and sharklets, the A320NEO series aircraft can reduce the fuel consumption per hour by approximately 15% as compared with the previous generation of aircraft model, while the noise level of engine can be reduced by 50%. The significant enhancement in fuel savings and the standard on environmental protection will facilitate the improvement in air travel experiences of travelers, and are crucially meaningful for maintaining the rejuvenation and advancement of the fleet structure of the Company as a whole, thereby reducing the fuel consumption and carbon emission and facilitating the realization of the strategic goal of “dual carbon”.

LETTER FROM THE BOARD

The Aircraft introduced will mainly be deployed to the network of domestic trunk route, so as to increase the frequency of routes of high yield and develop the markets with potentials. Some Aircraft will be subsequently used for the peripheral international routes to countries such as Japan, Korea, Southeast Asia, etc., thus facilitating the optimization of route network and increase in income level from overall routes of the Company.

The Directors consider that the Aircraft Purchase is undertaken in accordance with normal commercial and industrial practices, and is beneficial to the further optimization of fleet structure, the complementation of transportation capacity of narrow-body aircraft, the perfection of route network, as well as the improvement in air travel experiences of travelers. The terms of transaction are fair and reasonable, and are in the interests of the Company’s strategies and all of the Shareholders as a whole.

IV.	FINANCIAL IMPACT OF THE AIRCRAFT PURCHASE

Part of the Consideration for the Aircraft Purchase will be funded with the Company’s self-owned funds, loans from commercial banks and proceeds from the issuance of bonds. Therefore, the Aircraft Purchase may increase the Company’s debt-to-equity ratio to a certain extent. As the Consideration for the Aircraft Purchase is payable by instalments, it is not expected to have substantial impact on the Company’s cashflow position or its business operations.

The Aircraft Purchase is not expected to result in a material impact on the earnings, assets and liabilities of the Company.

V.	GENERAL INFORMATION

Information in relation to the Company

The Company is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to Airbus SAS

Airbus SAS is a company incorporated in Toulouse, France, principally engaged in the business of aircraft manufacturing. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiries, Airbus SAS and its ultimate beneficial owners are third parties independent of the Company and its connected persons, and are not connected persons of the Company.

VI.	IMPLICATIONS UNDER THE LISTING RULES

As the highest applicable percentage ratio calculated by reference to Rule 14.07 of the Listing Rules in respect of the Aircraft Purchase is more than 25% but less than 100%, the Aircraft Purchase constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting, announcement and Shareholders’ approval requirements under the Listing Rules.

To the extent that the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders has any material interest in the Aircraft Purchase and hence, no Shareholder is required to abstain from voting on the relevant resolutions at the EGM to approve the Aircraft Purchase.

LETTER FROM THE BOARD

VII.	RECOMMENDATION

The Directors are of the opinion that the terms of the Aircraft Purchase Agreement (including the Consideration thereof) are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors would recommend the Shareholders to vote in favour of the relevant resolutions at the EGM to approve the Aircraft Purchase.

VIII.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2019, 2020 and 2021, together with the accompanying notes to the financial statements, can be found on pages 117 to 240 of the annual report of the Company for the year ended 31 December 2019, pages 105 to 224 of the annual report of the Company for the year ended 31 December 2020 and pages 110 to 232 of the annual report of the Company for the year ended 31 December 2021, respectively. Please see below the hyperlinks to the said annual reports:

https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0427/2022042702334.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0427/2021042701934.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0424/2020042402328.pdf

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 30 June 2022, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following liabilities:

Borrowings and obligations under finance leases

The Group had total outstanding indebtedness of approximately RMB218,508 million as at 30 June 2022. The table below sets forth the Group’s total outstanding indebtedness as at 30 June 2022:

	Notes	Total
		RMB million
Borrowings
— secured bank loans	(1)	17,389
— unsecured bank loans		66,223
— guaranteed bonds		10,392
— unsecured bonds		17,718
— unsecured short-term debentures		13,566
Lease Liabilities	(2)	93,220

Total		218,508

(1)

The Group’s bank borrowings with an aggregate amount of approximately RMB17,389 million were secured by mortgages over certain of the Group’s assets. The pledged assets included aircraft with an aggregate net carrying amount of approximately RMB21,212 million as at 30 June 2022.

(2)

The Group’s lease liabilities with an aggregate amount of approximately RMB67,642 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net book value of approximately RMB95,503 million as at 30 June 2022.

APPENDIX I	FINANCIAL INFORMATION

Contingent liabilities

As at the close of business on 30 June 2022, the Group had no significant contingent liabilities.

Except as disclosed above and apart from intra-group liabilities at 30 June 2022, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, term loans, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, mortgages and charges, contingent liabilities or guarantees.

WORKING CAPITAL

Taking into account the expected completion of the Aircraft Purchase and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Looking to the second half of the year, due to the complex and severe international environment and the impact of domestic epidemics and other unexpected factors, China’s economic operation faces various difficulties and challenges. Nevertheless, the fundamental for the long-term development of China’s economy remains unchanged. With the implementation of a series of national policies and measures to stabilize economic growth, the national economy is expected to recover gradually and maintain steady growth. However, the COVID-19 is still ongoing around the world, and the Omicron sub-variant BA.5 is becoming the dominant strain of COVID-19 globally. China is still facing immense pressure of “guarding against imported cases and preventing a resurgence of domestic outbreak”. The situation of epidemic prevention and control is still severe and complex, and the prices of crude oil and other energy caused by geopolitical conflicts remain high, the recovery of the civil aviation industry is still facing serious challenges. Nonetheless, the Company is confident in the future of China’s economy, and there is still much room for improvement in the development of China’s civil aviation industry as compared to that of developed countries. With the continuous development of China’s economy and the increase in per capita income, the Company believes that there is great potential of China’s civil aviation market to grow. Even though the epidemic situation of COVID-19 continues and remains uncertain, the Company considers that this is a right timing to purchase the Aircraft because aircraft need to be purchased a certain amount of time in advance for delivery in batches such that the Company will be prepared for the market’s recovery. Otherwise, the Company might be in a disadvantaged market position once the market recovers.

In 2022, the Group will therefore adhere to the general strategy of “seeking progress while maintaining stability” and under the normalization of epidemic prevention and control, the Company will focus on ensuring safety, stabilizing operation, providing excellent service, promoting reform, strengthening management, and demonstrating its responsibility.

APPENDIX I	FINANCIAL INFORMATION

MATERIAL ADVERSE CHANGE

In 2022, as the number of newly confirmed cases of COVID-19 pandemic rebounded again and was raging at a high level, the domestic situation of COVID-19 pandemic remained grim and the air transportation market was severely impacted. The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. As set out in the announcement of the Company dated 15 July 2022, based on the preliminary estimates of the Company made in accordance with the China Accounting Standards for Business Enterprises, the net loss attributable to shareholders of the Company for the first half of 2022 is expected to be approximately RMB17.0 billion to RMB19.5 billion. The net loss attributable to Shareholders after deducting non-recurring profit and loss is expected to be approximately RMB17.3 billion to RMB19.8 billion. Detailed results will be disclosed in the 2022 interim report of the Company. In July 2022, the passenger transportation capacity, the passenger traffic volume and the passenger load factor of the Company decreased by 32.80%, 39.85% and 7.85 percentage points, respectively, as compared to the same period last year. For further details, please refer to the announcement on results estimate for the first half of 2022 of the Company dated 15 July 2022 and the announcement on operating data for July 2022 of the Company dated 15 August 2022.

As at the Latest Practicable Date, save as disclosed above, the Directors confirmed that there is no material adverse change in the financial or trading position of the Group since 31 December 2021, being the date to which the latest audited consolidated financial statements of the Group were made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE

The interests of the Directors, supervisors and chief executive in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held	Capacity in which the A/H shares were held
Li Yangmin	Director, Vice Chairman, President	3,960 A shares (Note 1)	Beneficial owner

Note 1: representing approximately 0.000021% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, supervisors and chief executive of the Company or their respective associates had any interest or short positions in the shares of the Company, underlying shares or debentures of the Company or any associated corporations (as defined under the Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, Mr. Li Yangmin (a Director, Vice Chairman and President), Mr. Tang Bing (a Director), Mr. Lin Wanli (a Director) and Mr. Jiang Jiang (an employee representative Director) are directors of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 and Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University. Mr. Wang Jian has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang Jian is currently the Board secretary of the Company.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company, or proposed Directors or supervisors of the Company, had entered or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or proposed Directors or any of their respective close associates (as defined in the Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling Shareholder).

LITIGATION

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2021 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

MATERIAL CONTRACTS

1.	the Aircraft Purchase Agreement; and

2.

the conditional share subscription agreement in respect of the non-public issuance of A shares of the Company entered into between the Company and CEA Holding on 10 May 2022, pursuant to which, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for A shares of the Company in the amount of not less than RMB5 billion under the non-public issuance of A shares by the Company. For details, please refer to the circular of the Company dated 9 June 2022.

APPENDIX II	GENERAL INFORMATION

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (https://www.ceair.com) for a period of 14 days prior to the date of the EGM:

(1)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix II; and

(2)	the Aircraft Purchase Agreement.

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 14.66(10) and Appendix 1, Part B, paragraph 43(2)(c) of the Listing Rules so that information in relation to the Consideration for the Aircraft and other certain information in relation to the Aircraft Purchase will be redacted from the version of the Aircraft Purchase Agreement which will be published on the websites of the Stock Exchange and the Company.